VADO CORP.

Dlhá 816/9

Nitra, Slovakia 94901

Tel: (421)-372302900

May 22, 2018

Mr. Ruairi Regan,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Vado Corp.

       Amendment No.2 to

       Registration Statement on Form S-1

       Filed April 23, 2018

       File No. 333-222593

Dear Mr. Ruairi Regan:

Vado Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated May 1, 2018 (the "Comment Letter"), with reference to the Company's Amendment No.2 to registration statement on Form S-1 filed with the Commission on April 23, 2018.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Future Sales by Existing Stockholders, page 24

1. We reissue prior comment 1. It remains unclear from your response how you concluded you are not a shell company, as defined in Securities Act Rule 405. It is unclear how you concluded that entering into an agreement to purchase a machine constitutes the commencement of operations; therefore, it appears you have not yet commenced operations. Please provide an expanded analysis of how you determined that your shareholders may rely on Rule 144 to resell securities, or revise your disclosure, as applicable to clearly reflect that you are a shell company and the impact that has upon the availability of Rule 144.

Our response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its suppliers, and conclusion agreement with them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates embroidery business in the European Union. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. On April 21, 2018, we signed the Equipment Sales and Purchase Agreement and purchased our first embroidery machine. $3,000 as an initial installment payment has been paid in accordance with the Agreement.

4. On May 14, 2018, we signed a lease agreement, and our embroidery machine has been placed in the leased property.

5. We have received a prepayment of $6,000 for our embroidery service.

6. We have purchased our raw materials (threads) and started to manufacture the embroidery.

7. We have already started operations and continue to develop our business and our assets consist not only of cash.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business can be classified as ““no or nominal operations”. While our assets and operations are not yet large in size, they are more than “nominal.” The assets that we have are sufficient for our business at this stage of development. We feel that we better fit the definition of a “start-up” company than a “shell company.”

2. Please disclose the total amount to be paid under the equipment sales and purchase agreement. Also, please clarify when the last payment will be paid. Both the disclosure in this section and the agreement reference monthly payments beginning June 1, 2018 through May 1, 2018.

Our response: We have disclosed disclose the total amount to be paid under the equipment sales and purchase agreement. We have also clarified that the last payment will be paid on May 1, 2019.

Please direct any further comments or questions you may have to the company at vadocorp@yandex.com.

Thank you.

Sincerely,

/S/ Dusan Konc

Dusan Konc, President